UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       MEDICAL INDUSTRIES OF AMERICA, INC.
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    58457T201
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                                 (CUSIP Number)


                               ALEXANDER V. GANCIA
                         ALEX. BROWN & SONS INCORPORATED
                         SUITE 1200, 222 LAKEVIEW AVENUE
                            WEST PALM BEACH, FL 33401
                                  (561)832-4488
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 20, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 58457T201                                           Page 2 of 6 Pages

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1.     Name of reporting person
       S.S. or I.R.S. Identification No. of above person

       Alexander V. Gancia
       Social Security #: Not Required
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2.     Check the appropriate box if a member of a group*
                                                                     (a)  [ ]

                                                                     (b)  [ ]
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3.     SEC Use Only

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4.     Source of Funds* PF

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5.     Check Box if Disclosure of Legal Proceedings is

       Required Pursuant to Items 2(d) or 2(E)                            [ ]
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6.     Citizenship or Place of Organization
       Switzerland

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       Number of                7.  Sole Voting Power
       Shares                           60,000
       Beneficially             8.  Shared Voting Power
       Owned By                         40,000
       Each                    9.  Sole Dispositive Power
       Reporting                        60,000
       Person With             10.  Shared Dispositive Power
                                        40,000
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11.    Aggregate Amount Beneficially Owned by Reporting Person
       100,000
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12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares*                                                            [ ]
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13.    Percent of Class Represented by Amount in Row (11)
       9.7%
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14.    Type of Reporting Person*
       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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



       This Initial Statement on Schedule 13D, dated February 26, 1997, is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Alexander V. Gancia ("Gancia"). Gancia is hereinafter referred to as the "Reporting Person."

       ITEM 1.  SECURITY AND ISSUER

       This Schedule 13D relates to the Common Stock, no par value, (the "Common Stock") of Medical Industries of America, Inc. (the "Company"). The address of the principal executive offices of the Company is 1903 S. Congress Avenue, Suite 400, Boynton Beach, Florida 33426.

       ITEM 2.  IDENTITY AND BACKGROUND.

       (a)    Name: Alexander V. Gancia

       (b)    Business Address of Gancia:
              Alex. Brown & Sons Incorporated
              Suite 1200, 222 Lakeview Avenue
              West Palm Beach, FL 33401

       (c)    Occupation of Gancia: Investment Representative

              Name, principal business and address of any corporation or organization in which such employment is conducted:

              Alex. Brown & Sons Incorporated
              Suite 1200, 222 Lakeview Avenue
              West Palm Beach, FL 33401

       (d) and (e)

       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

       (f)    Citizenship of Reporting Person:

              Switzerland

       ITEM 3. SOURCE AND AMOUNT OF FUNDS.


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


       The 60,000 shares of Common Stock over which Gancia has sole voting and dispositive power were acquired by purchase with Gancia's personal funds. The 40,000 shares of Common Stock over which Gancia shares voting and dispositive power with customers of Alex. Brown & Sons Incorporated ("Alex Brown") were acquired by purchase with personal funds of those customers. Collectively, the 60,000 shares and 40,000 shares are hereinafter referred to as the "Shares." The Shares were acquired on the dates and at the prices set forth in Schedule A.

       ITEM 4. PURPOSE OF THE TRANSACTION.

       The Shares will be held for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company, and the Reporting Person has no present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

       ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       As of the date hereof, the Reporting Person, by virtue of Rule 13d-3 under the Exchange Act, (a) has sole voting and dispositive power over 60,000 shares (approximately 5.8% of the total number of shares of Common Stock outstanding as disclosed in the Form 10-Q for the quarter ended September 30, 1996 of the Company, which is the most recently available filing by the Company with the Securities and Exchange Commission (the "10-Q")) and (b) may be deemed to share voting and dispositive power over 40,000 Shares (approximately 3.9% of the total number of shares of Common Stock outstanding as disclosed in the 10-Q) which shares are held in the accounts of customers of Alex Brown over which the Reporting Person has investment discretion.

       Pursuant to Rule 13d-4 promulgated under the Exchange Act, Gancia hereby expressly states that the filing of this Schedule 13D shall not be construed as an admission that Gancia is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 40,000 Shares held in the accounts of the customers of Alex Brown.

       Schedule A to this Statement lists all transactions in the Common Stock of the Company that were effected by the Reporting Person during the sixty days preceding the date hereof.

       ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Other than as disclosed herein, the Reporting Person is not a party to any contracts, arrangement, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

       ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None.


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



                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 26, 1997                      /s/ ALEXANDER V. GANCIA
                                                -------------------------
                                                Alexander V. Gancia



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



                                   SCHEDULE A



 PURCHASER    TRANSACTION     NUMBER OF SHARES   TRADE DATE     PRICE PER SHARE
 ---------    -----------     ----------------   ----------     ---------------

 Gancia       Purchase             10,000           2/7/97           $2.42
              Purchase             20,000           1/27/97           1.50
              Purchase             50,000           1/10/97            .50
              Sale                 20,000           1/23/97           1.60

 Customers    Purchase             10,000           2/10/97           2.51
              Purchase             20,000           1/20/97           1.63
              Purchase             10,000           2/5/97            3.38









-----------------------------------

All purchases were effectuated in the open market.



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